Exhibit 16

July 1, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated June 25, 2004, of Tapestry Pharmaceuticals, Inc. and are in agreement with the statements contained in the first, second, third, fourth, and fifth paragraphs on pages therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP